March 24, 2006

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F Street, NE

Washington, D.C. 20549-4561

Attention: Kathleen Collins

Re:	Aspen Technology, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Forms 10-Q for Fiscal Quarter Ended September 30, 2005 and December 31, 2005

Ladies and Gentlemen:

Set forth below please find the responses of Aspen Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC’) set forth in the letter, dated February 28, 2006, from Kathleen Collins, Accounting Branch Chief of the SEC, to Mark Fusco, President and Chief Executive Officer of the Company, with respect to the Forms 10-K and 10-Q referenced above.

For convenient reference, the Company has set forth below in italics each of the Staff’s comments set forth in the comment letter and has keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Form 10-K for the Year Ended June 30, 2005

Management Report on Internal Control over Financial Reporting, page M-1

1. We note for each of the identified material weaknesses noted in Management’s Report on Internal Control over Financial Reporting you state, “As a result of these identified weaknesses, material post-closing adjustments have been posted to the Company’s books and records and its financial statements. These adjustments, which are reflected in the accompanying financial statements for the year ended June 30, 2005, caused increases or decreases to accounts receivable, cash, accrued expenses, revenue and general and administrative expenses.” Are you referring to post-closing adjustments that were made to the June 30, 2005 audited financial statements? If so, tell us how you determined that none of these adjustments related to prior periods and how you determined that restatement of the financial statements in previously filed Forms 10-Q was not required.

The cited statement refers to post-closing adjustments that were identified by management or the external auditors and were made to the financial statements for the year ended June 30, 2005 subsequent to the initial closing of our books. A majority of the post-closing entries were due to timing and resource constraints as the Company was completing its initial implementation of Sarbanes-Oxley Section 404 compliance work and were related to transactions that occurred during the fiscal quarter ended June 30, 2005.

There were several instances where the post closing adjustments impacted prior quarters. The magnitude of these adjustments was less than $400,000, or 2%, to income (loss) before provision for income taxes for the fiscal quarter ended June 30, 2005 and was well below the Company’s quantitative materiality thresholds.  Management’s analysis also included all of the qualitative considerations suggested in SAB 99 and did not identify any qualitative reasons that would indicate that the de minimus amounts should be considered material.  Accordingly, management felt that recording these in the fourth quarter would not be misleading to readers.

Note 1. Operations

2. We note your reference to an independent third party that was used to value the Company’s three reporting units. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and include the expert’s consent with the filing. Refer to section 436(b) of Regulation C. Alternatively, you may remove this reference. Please tell us how you plan to comply with this requirement.

The Company acknowledges the Staff’s comment and confirms that the Company does not intend to refer to any independent valuation specialists in future filings with the SEC.  However, if circumstances warrant such references in the future, the Company will disclose the name of the expert and include the expert’s consent with the filing, in accordance with section 436(b) of Regulation C.

Note 4. Acquisitions and Dispositions.

3. Tell us how the Company considered the guidance in paragraph 41 of SFAS 144 in determining whether the sale of your AXSYS product line to Bentley Systems and your operator training business and ownership rights to the intellectual property to the Hyprotech engineering products to Honeywell should be classified as discontinued operations. In this regard, we note your disclosures in Note 15 where you state, “The Company also evaluates certain subsets of business segments by vertical industries as well as by product categories.”

Paragraph 41 of SFAS 144 provides that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).”

When management considered the disclosure requirements of these transactions, it concluded that they should not be classified as discontinued operations because the products did not rise to the level of a reporting segment, operating segment, reporting unit, subsidiary or asset group. With the exception of revenue, there were very limited discrete expense data available for any of the products sold.

In addition, the AXSYS product line sold to Bentley Systems was a collaborative engineering platform. The Company had previously announced that its future product development plans for collaborative engineering would be based upon the Aspen Zyqad product rather than AXSYS. The Company never managed the AXSYS product line separately and the expenses associated with it were commingled with, and were not clearly distinguishable from, the Company’s other expenses. The Company continues to incur a large portion of commingled costs and continues to sell collaborative engineering software products as part of its ongoing operations. Therefore the AXSYS product line did not meet the definition of a component of an entity which comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity and management concluded that the sale of AXSYS should not have been reported as a discontinued operation.

Finally, while the Company sold the ownership rights to the intellectual property to the Hyprotech engineering products, it retained the rights to continue selling and developing all of the engineering software products that it acquired from Hyprotech. Therefore, the operations and cash flows from these products were not eliminated from the ongoing operations of the Company as the Company will continue to have significant involvement with the business of developing and selling these software products. As a result, the Company concluded that the transaction did not meet the tests for classification as a discontinued operation under paragraph 42 of SFAS 144.

Note 7. Preferred Stock

Series D Redeemable Convertible Preferred Stock, page F-25

4. Tell us how you evaluated the conversion feature associated with the Series D Stock to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. In this regard, tell us how you applied the guidance in paragraph 12(a)-12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(l) in your analysis. Also, tell us how you considered the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Specifically, we note in your disclosure that the Series D Redeemable Convertible Preferred Stock (Series D Stock) includes anti-dilution rights that will adjust the conversion ratio downwards in the event that certain additional securities are issued at a price per share less than the current conversion price in effect. Tell us how you considered these provisions in determining whether the embedded derivative qualified as a conventional convertible instrument and met the scope exception of paragraph 4 of EITF 00-19. Include in your response, your consideration of EITF 05-2. Also include your analysis under paragraphs 12-32 of EITF 00-19, as necessary. In this regard, we note from your disclosures on page 25 that the Series D preferred stock contains registration rights provisions. Do they contain liquidated damages provisions? Tell us how you considered these provisions in your analysis. If the scope exception of paragraph 11(a) is not met tell us whether you have considered the conversion feature to be an embedded derivative that is subject to classification and measurement at fair value. Also, pleased be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

The Company had previously evaluated the Series D preferred stock and continues to believe that it should be considered a debt host, as such term is described in SFAS 133.  This conclusion has been and is based on:

•                  The senior position of the stock relative to common stock;

•                  The fixed percentage dividend present on the stock, which the Company believes combined with the redemption features is analogous to interest on a bond; and

•                  The fixed mandatory redemption features of the stock, which requires redemption of the outstanding shares in 2009 and 2010.

The Company has accordingly evaluated the conversion feature of the Series D preferred stock which is exercisable by the holder.  At any time, upon request of the holder, each share of Series D preferred stock is convertible into 100 shares of common stock.  The effective conversion price per share at the time of the transaction was approximately $2.86 per common share (after allocation to warrants also issued in the financing) which was in excess of the current value of the common stock on the date of closing.

The Company had considered whether this conversion feature represents an embedded derivative under SFAS 133 which would require separate accounting recognition.  Paragraph 12 of SFAS 133 provides guidance on whether such a feature is an embedded derivative requiring separate recognition.

•                  The condition in 12a is met, as an equity conversion feature is not clearly and closely related to the purpose of the host (debt).

•                  The condition in 12b is met as the Series D preferred stock is not carried at fair value, but rather at accreted redemption value.

•                  Paragraph 12c specifies that if the feature resembles a separate derivative instrument (which it does), it should be considered as one.  However, paragraph 11a of SFAS 133 further notes that certain derivatives fall outside the scope of SFAS 133.  Specifically, “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” are not considered derivatives under SFAS 133.  This is further substantiated by paragraph 4 of EITF 00-19.  The Company had effectively issued a written call option on its common shares at a specified price. The only way that call option could and can be settled is through an exchange of the Series D preferred stock.  Accordingly, based on the analysis in EITF 00-19, paragraph 39, the “derivative” would be accorded equity classification.  Therefore, the conditions of paragraph 11a of SFAS 133 have been met.  Separate accounting recognition was not required.

The Company’s analysis of this equity classification did encompass a consideration of all of the factors in paragraphs 12-32 of EITF 00-19.  None of these factors compromised the Company’s equity classification conclusion.  In particular, the Company did consider the anti-dilution rights in the Series D preferred stock arrangement and believes they contain standard anti-dilution provisions to protect the interests of the Series D preferred holders that would not change the Company’s conclusion that the instrument is convertible to a fixed number of shares.  Paragraph 8 of EITF 05-2 supports this conclusion as it states that “instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.”  While registration rights did and do exist, the Series D preferred shares do not contain liquidated damages provisions.  The agreement does provide the holder to sell in a 144A sale.

While the discussions and/or consensi reached in EITFs 05-2 and 05-4 were not considered in the Company’s original analysis since such pronouncements post-date the above transaction by a couple of years, the Company believes as is noted above, that similar conclusions would have been reached had such standards existed.

5. We note that in connection with the Series D Stock, you also issued warrants. Tell us how you analyzed the warrants pursuant to SFAS 133 and EITF 00-19. In this regard, tell us whether the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note from your disclosures on page 25 that the warrants have registration rights. Do they also contain liquidated damages provisions? Tell us how you considered these provisions in your analysis. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.

The Company had previously analyzed the warrants issued in connection with the Series D preferred stock financing and continues to believe that the warrants issued in connection with the Series D financing meet the scope exception of paragraph 11a of SFAS 133.  As noted previously, paragraph 11a of SFAS 133 states “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” 133 are not considered derivatives under SFAS 133.  This is further substantiated by paragraph 4 of EITF 00-19.  The Company has effectively written a call option on its common shares at a specified price.  The only way that call option can be settled is through share settlement.  Accordingly, based on the analysis in EITF 00-19, paragraph 39, the “derivative” would be accorded equity classification.  Therefore, the conditions of paragraph 11a of SFAS 133 have been met.  The warrants were simply recorded in equity as a component of the initial transaction.  There is no requirement under the EITF 00-19 scenario to record anything further.

The Company’s analysis of this equity classification did encompass a consideration of all of the factors in paragraphs 12-32 of EITF 00-19.  None of these factors compromised the Company’s equity classification conclusion.  In particular, the Company did consider the anti-dilution rights of the warrants and believe they contain standard anti-dilution provisions to protect the interests of the warrant holders that would not change the Company’s conclusion that the warrants are convertible to a fixed number of shares.  Additionally, while registration rights do exist, there are no liquidated damages provisions.

Form 10-Q For the Quarterly Period Ended September 30, 2005

Note 4. Stock-Based Compensation, page 8

6. We note that you adopted SFAS 123(R) in interim period ended September 30, 2005. Please tell us your consideration for the disclosure requirements of SAB 107, Section H,

Question 1 which includes all disclosures required by paragraphs A240-242 of Statement 123R. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

The Company adopted SFAS 123(R) in the quarter ended September 30, 2005, which was the first interim period in the fiscal year ending June 30, 2006.

The Company acknowledges that all of the required disclosures set forth in SAB 107 section H, Question 1 were not present. The Company believed that the majority of this documentation as it relates to the stock option plans resided in the Company’s Form 10-K which is referenced in Note 1 of the Company’s interim financial statements, and that such documentation would not be changed by the adoption of SFAS 123(R). The Company also believes that it appropriately presented all of the required information concerning the fair value of current awards and the presentation of prior year pro forma information. The Company will include the information required by paragraphs A240-A242 as it relates to certain interim activity in its Form 10-Q for the fiscal quarter ending March 31, 2006 which the Company expects to file by May 10, 2006.  Specifically, this would include information addressing paragraphs A240(b), A240(c), A240(d), A240(h) and A240(k), and will follow the example disclosures provided in paragraph A241.

7. We note that the Company’s valuation included volatility assumptions of 85% and 42% for the stock option plans and purchase plan, respectively. You indicate that the expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with or longer than the expected life of the options. Please explain the significant decrease in the volatility assumption for the employee stock purchase plan from 100% for both the fiscal year 2005 and the quarter ended September 30, 2004 to 42% for the three months ended September 30, 2005 and December 31, 2005. Similarly, please explain the change in volatility estimates for the stock option plans from 100% for fiscal 2005 to 85% for the three months ended September 30, 2005 and December 31, 2005.

When implementing the provisions of SFAS 123(R) in the fiscal quarter ended September 30, 2005, the Company used the assistance of an independent valuation firm to complete a detailed analysis of the expected volatility of the Company’s stock option and purchase plans.  This analysis resulted in the volatility assumptions of 85% and 42% used for the stock option plans and purchase plan, respectively.

The decrease in the volatility assumption used to value the stock options to 85%, from 100% in the prior fiscal year, is attributable to the completion of the more strenuous analysis with the benefit of increased guidance on performing the calculation.  In the previous year, the volatility assumption was based largely on an historical analysis looking back three to five years.  The current period volatility assumption is based on an historical analysis that looks back over a period that is commensurate with the expected lives of the options.

The decrease in the volatility assumption used to value the stock purchase plan shares to 42%, from 100% in the prior fiscal year, resulted from the Company’s use of an inaccurate assumption in the prior fiscal year.  The 100% volatility assumption had been derived from the same analysis used in calculating the volatility assumption for stock option plans.  The volatility assumption for the prior fiscal year instead should have been consistent with the 42% being used in the current year.  Had the Company used the 42% assumption in the prior periods, stock-based compensation costs would have decreased by approximately $39,000, $35,000 and $134,000 for the fiscal quarter ended September 30, 2004 and the fiscal quarter ended December 31, 2004, and the fiscal year ended June 30, 2005, respectively.  These decreases would have represented 5%, 2% and 1%, respectively, of the total stock-based compensation cost and less than 1% of the pro forma net income (loss) attributable to common shareholders reported for those periods. The Company determined that a restatement of the previously filed financial statements was not necessary because (1) stock-based compensation costs were a disclosure-only item in fiscal 2005 and (2) the decreases were relatively immaterial in amount.

Forms 8-K filed September 13, 2005, November 8, 2005 and February 2, 2006

8. We note your use of non-GAAP measures under Item 9.01 of the form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

The Company acknowledges the Staff’s comments with respect to the Company’s historical use of non-GAAP measures. In light of these comments, management has reviewed the rules and published guidance regarding the use of non-GAAP measures, including Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and has discussed these rules and guidance, as well as the comments, with the Company’s internal legal counsel and external securities legal counsel.  In addition, management has considered the basis of its exclusion of certain items historically reported on a non-GAAP basis.  Among other things, management has reviewed the Company’s past disclosures regarding the reasons for excluding these items as well as past disclosures addressing the limitations and usefulness of the non-GAAP measures presented.

Based on this review process, management has considered the process by which the Company will determine the appropriateness of presenting any non-GAAP measures in the future, including the basis for evaluating whether an item is appropriate for exclusion.  Management also has discussed the types and levels of disclosures that the Company will provide in conjunction with its presentation of any such non-GAAP measures in the future.  The Company understands its obligations to review carefully all potential uses of and disclosures regarding non-GAAP measures in light of the rules and published guidance regarding the use of such measures in order to more clearly comply with such rules and ensure all required information is provided.

Management will implement these revised practices in connection with its next public announcement or release disclosing information about a completed fiscal period.  The Company expects that the next such announcement or release will be the Company’s press release regarding operating results for the quarter and nine months ending March 31, 2006, which the Company currently expects will be issued during the week of May 1, 2006.

With a view to providing the Staff with a more concrete example, management has reevaluated the non-GAAP disclosures contained in the Company’s Form 8-K filed February 7, 2006, in light of the revised practices intended to be implemented in the future.  If the Company were presented with the same situation with which it was presented with respect to this Form 8-K, the Company would not exclude several of the items that previously had been excluded from the non-GAAP financial measures presented, such as amortization of technology related intangible assets, restructuring and other charges, and stock-based compensation.

Management continues to believe, however, that excluding discrete items from certain non-GAAP financial measures may assist investors in understanding the Company’s operating performance as compared to previous periods and forward-looking guidance.

Specifically, to the extent that non-GAAP measures exclude non-recurring events that are not relevant to the ongoing business of the Company, those measures may be useful to investors and others in understanding and evaluating the Company’s historical and present operating performance and future prospects.  Therefore, if the Company were presented with the same situation with which it was presented with respect to the Form 8-K filed February 7, 2006, the Company would report non-GAAP total expenses, non-GAAP income from operations, non-GAAP net income and non-GAAP earnings per share, each of which would have excluded only the following items:

1.               litigation costs attributable to the Company’s settlement of a class action lawsuit alleging that the Company violated the Securities Exchange Act as the result of various statements about the Company’s financial condition for fiscal years 2000 through 2004;

2.               fees associated with the investigation by the audit committee of the Company’s board of directors into certain software license transactions in fiscal years 2000 through 2002 and the related restatement of the Company’s financial statements for fiscal years 2000 through 2004; and

3.               a gain on the sale of the Company’s AXSYS product line, which was not part of any larger plan of disposition of product lines or assets.

Following is the type of disclosure that the Company would have provided with respect to these non-GAAP measures:

“This release contains non-GAAP financial measures, consisting of non-GAAP total expenses, non-GAAP income from operations, non-GAAP net income and non-GAAP earnings per share, that exclude the following items:

•                  litigation costs attributable to the Company’s settlement of a class action lawsuit alleging that the Company violated the Securities Exchange Act as the result of various statements about its financial condition for fiscal years 2000 through 2004, which was a non-recurring charge that was unrelated to the normal operations of the Company’s business and that the Company’s management considers to have been unusual;

•                  fees associated with the investigation by the audit committee of the Company’s board of directors into certain software license transactions in fiscal years 2000 through 2002 and the related restatement of the Company’s financial statements for fiscal years 2000 through 2004, which was a non-recurring charge that was unrelated to the normal operations of the Company’s business and that the Company’s management considers to have been unusual; and

•                  a gain on the sale of the Company’s AXSYS product line, which was a non-recurring item that was unrelated to the normal operations of the Company’s business and that the Company’s management considers to have been unusual.

 “A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is included in the financial statement tables presented in this release.

“AspenTech’s management uses these non-GAAP financial measures as one factor in gaining a better understanding of the Company’s operating results and future prospects, consistent with how management measures and forecasts the Company’s performance.  Management believes that these non-GAAP measures may be more meaningful than the corresponding GAAP measures, especially when comparing the Company’s operating results to previous periods or forecasts or to those of the Company’s competitors, because the corresponding GAAP measures may include items that are non-recurring or outside the Company’s normal operations and therefore not necessarily relevant to understanding the Company’s ongoing business.  As a result, these non-GAAP measures may better reflect the underlying economics of the Company’s business and better align with the cash flow performance of the Company as measured under GAAP than they do with operating results as presented under GAAP.  These non-GAAP financial measures are also used by AspenTech’s management in their financial and operating decision-making and for compensation purposes.

“Management believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating AspenTech’s historical, current and future prospects in the same manner as management does if they so choose.  These non-GAAP financial measures should not, however, be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP.  In addition, the non-GAAP measures presented in this release may be different than similar measures used by other companies.

“These non-GAAP measures have inherent limitations because they do not include all items of income and expense that impact AspenTech’s operations and because they lack comparability to the GAAP financial results of AspenTech’s competitors.  Management compensates for these limitations by also considering AspenTech’s financial results as determined in accordance with GAAP.”

With respect to those items that were previously excluded from non-GAAP financial measures but that the Company no longer proposes to exclude in future releases, the

Company will consider including in the text or supplemental tables of its earnings releases a discussion of those items to the extent management believes that such a discussion may aid investors and others in assessment of the Company’s performance.  They will be presented as supplemental information consistent with the GAAP information, however, and will not be deducted from or added to GAAP line items in a manner that would lead to a non-GAAP presentation.  With respect to stock-based compensation, for example, the Company may continue to include in its earnings release a table such as that set forth under “Stock-based compensation costs included in the Statements of Operations” in the earnings release furnished with the Form 8-K filed February 7, 2006.  As noted above, however, the stock-based compensation would not be reflected in the three reconciliation tables that follow such stock-based compensation table, and would not be reflected in any non-GAAP numbers included in the text of the earnings release.

Finally, the Company notes that management considered the desirability and appropriateness of amending one or more of its past current reports on Form 8-K in order to reflect the “revised practices” described above with respect to non-GAAP information.  The Company believes that any such amendments would, on the whole, be more confusing than useful to investors and others.  It has been over a month since the last filing of a Form 8-K furnishing an earnings release, and management believes it is highly unlikely that analysts, individual investors and others would alter or reconsider their evaluation of the Company or an investment in the Company’s common stock as a result of an amendment of such Form 8-K to the effect described above.  Management agrees that the revised non-GAAP practices will improve disclosures for investors in the future, but believes retrospective application of those practices would force investors to review any amendments in detail in order to determine whether there have been substantive changes being reported.  The Company therefore respectfully submits that the goal of improved disclosure regarding non-GAAP data will be served best by implementing the revised practices in all future filings, including the Form 8-K for the quarter ending March 31, 2006.

9. We note your use of the term “pro forma information” in your form 8-Ks. Please note that it is not appropriate for you to use this term in your Form 8-Ks since you have not used that term as contemplated in regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and confirms that, in the future, the Company will refer to such disclosures as “non-GAAP measures.”

*     *     *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings with the SEC, including the Forms 10-K and 10-Q to which the above comments and responses relate;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned (617-949-1522) with any questions regarding this response letter.

Very truly yours,

/s/ Charles F. Kane
Charles F. Kane
Senior Vice President and Chief Financial Officer
Aspen Technology, Inc.